UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Diamond Resorts International, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

25272T 104

(CUSIP Number)

1818 Partners, LLC

10600 West Charleston Boulevard

Las Vegas, NV 89135

(702) 684-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. 25272T104	13D/A	Page 2 of 5 Pages

1	Name of reporting persons 1818 Partners, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Sole dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person OO

CUSIP No. 25272T104	13D/A	Page 3 of 5 Pages

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Diamond Resorts International, Inc. (the “Issuer”), and amends the Schedule 13D filed by 1818 Partners, LLC (the “Reporting Person”) with the Securities and Exchange Commission on August 5, 2013, as amended by Amendment No. 1 to such Schedule 13D filed on August 18, 2014 (the “Schedule 13D”). The address of the principal executive offices of the Issuer is 10600 West Charleston Boulevard, Las Vegas, Nevada 89135.

This Amendment No. 2 is being filed by the Reporting Person to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On July 11, 2016, the Reporting Person distributed to each of its members a portion of each of the DRPH Call Option and the Silver Rock Call Option with respect to one-third of the shares of Common Stock issuable upon exercise thereof (i.e., an aggregate of 1,511,808 shares of Common Stock issuable upon exercise of the DRPH Call Option, and an aggregate of 143,958 shares of Common Stock issuable upon exercise of the Silver Rock Call Option). The distribution by the Reporting Person to its members was made pro rata, based upon the members’ respective equity interests held in the Reporting Person. Each of the members of the Reporting Person assumed the terms and conditions of the DRPH Call Option and the Silver Rock Call Option with respect to the portion thereof so-distributed to such member pursuant to separate transfer agreements.

The distribution by the Reporting Person had the effect of reducing the number of shares beneficially owned by each of its members (and the equityholders thereof), because each such member (and equityholders thereof) previously reported shared beneficial ownership of all of the securities underlying the Call Options, indirectly through the Reporting Person, even though such member (and equityholders thereof) only had a one-third economic interest in the Call Options. The distribution by the Reporting Person to its members did not effect any change in the respective pecuniary interests of such members (or equityholders thereof) in the Call Options.

In connection with the distribution of the Call Options, Cloobeck Companies, LLC, an entity owned and controlled by Stephen J. Cloobeck and a member of the Reporting Person that received a portion of the Call Options pursuant to such distribution, became a party to the Stockholders Agreement. The distribution by the Reporting Person did not change the aggregate number of shares covered by the Stockholders Agreement.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b), (c) and (d) of the Schedule 13D are hereby amended and restated as follows:

(a)-(b) As a result of the transaction described in Item 4 of this Amendment No. 2, the Reporting Person does not beneficially own, or have any voting power or dispositive power over, any shares of the Issuer. Because the Reporting Person is no longer a beneficial owner of any securities of the Issuer, the Reporting Person is no longer a member of the “group” formed with the other parties to the Stockholders Agreement as a result of the Stockholders Agreement.

(c) No transactions in the Common Stock have been effected by the Reporting Person within the past 60 days, except as disclosed under Item 4 of this Amendment No. 2, all of which disclosures are incorporated herein by reference.

CUSIP No. 25272T104	13D/A	Page 4 of 5 Pages

Item 5(d) of the Schedule 13D is hereby deleted in its entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

The response set forth in Item 4 of this Amendment No. 2 is hereby incorporated by reference.

CUSIP No. 25272T104	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2016

1818 PARTNERS, LLC

/s/ Jared T. Finkelstein, attorney-in-fact for 1818 Partners, LLC
Jared T. Finkelstein, attorney-in-fact for 1818 Partners, LLC